Exhibit 99.4

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH

CNPC IN RESPECT OF 2018 TO 2020

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH

BEIJING GAS IN RESPECT OF 2018 TO 2020

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2018 TO 2020

Reference is made to the announcement of the Company dated 28 August 2014 in respect of the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 29 October 2014, the independent shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2017.

The Board hereby announces that the Company and CNPC entered into (1) the New Comprehensive Agreement; (2) a confirmation letter to the Land Use Rights Leasing Contract and (3) New Buildings Leasing Contract on 24 August 2017 to continue the Continuing Connected Transactions with CNPC after 31 December 2017 and the Company will comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC, including the reporting, announcement, annual review and independent shareholders’ approval requirements.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are subsidiaries of the Company and CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies, therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the independent shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

An Independent Board Committee has been formed to advise the independent shareholders in connection with the terms and proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the independent shareholders on the same.

GENERAL

A circular containing, amongst other things, further information on the terms of the Non-Exempt Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Non-Exempt Continuing Connected Transactions and their proposed annual caps, is expected to be despatched to the Shareholders on or before 8 September 2017.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH BEIJING GAS IN RESPECT OF 2018 TO 2020

Reference is made to the announcement of the Company dated 24 August 2016 in respect of the continuing connected transactions entered into between the Group and Beijing Gas from 1 January 2016 to 31 December 2017.

The Board hereby announces that the Company and Beijing Gas entered into the New Products and Services Agreement on 24 August 2017 to continue the Continuing Connected Transactions with Beijing Gas after 31 December 2017.

PetroChina Beijing Gas Pipeline is a non-wholly owned subsidiary of the Company. Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person of the Company. Therefore, the transactions under the New Products and Services Agreement constitute continuing connected transactions of the Company under the provisions of Chapter 14A of the HKEx Listing Rules.

Since the highest of the applicable percentage ratios (other than the profits ratio) under the HKEx Listing Rules for the transactions contemplated under the New Products and Services Agreement is more than 0.1% but less than 5%, the transactions contemplated under the New Products and Services Agreement are subject to the reporting, announcement and annual review requirements but are exempted from the circular (including independent financial advice) and independent shareholders’ approval requirements under the provisions of Chapter 14A of the HKEx Listing Rules.

1.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2018 TO 2020

1.1	Background

Reference is made to the announcement of the Company dated 28 August 2014 in respect of the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 29 October 2014, the independent shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2017.

The Board hereby announces that the Company and CNPC entered into (1) the New Comprehensive Agreement; (2) a confirmation letter to the Land Use Rights Leasing Contract and (3) New Buildings Leasing Contract on 24 August 2017 to continue the Continuing Connected Transactions with CNPC after 31 December 2017 and the Company will comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC, including the reporting, announcement, annual review and independent shareholders’ approval requirements.

1.2	Continuing Connected Transactions with CNPC under the New Comprehensive Agreement

1.2.1 The New Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 28 August 2014, which was effective from 1 January 2015 and valid for a term of three (3) years, for the provisions (1) by the Group to CNPC/Jointly-held Entities and (2) by CNPC/Jointly-held Entities to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and other units). On 24 August 2017, the Company and CNPC entered into the New Comprehensive Agreement, and the material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, supply of electricity, supply of gas, supply of heating, quantifying and measuring, entrusted operation, material supply and other products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including entrustment loans, guarantees and other financial services.

(2)	Products and services to be provided by CNPC/Jointly-held Entities to the Group

The products and services to be provided by CNPC/Jointly-held Entities to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC/Jointly-held Entities. They have been grouped together and categorised according to the following types of products and services:

(a)	Construction and technical services, mainly associated with products and services to be provided at the stage prior to formal commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service;

(b)	Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply and communications;

(c)	Material supply services, mainly involving the agency services on the procurement of materials both before and after formal commission and production, including but not limited to purchase of materials, quality examination, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

(d)	Social and ancillary services, including but not limited to security system services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services, financial leasing services and other financial services.

1.2.2 General principles

The New Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

1.2.3 Pricing determination

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing determination of the New Comprehensive Agreement primarily remains consistent with that of the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, refinery and chemical construction, engineering design, project monitoring and management, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or

(b)	where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as crude oil, chemical products, asset leasing, repair of machinery, transportation and purchase of material, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement management and reemployment service centre); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than:

(1)	15 per cent of the cost for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centres).

As a commitment to the investors, the Company has set caps of profit margin in light of the prevailing market circumstances as at the time of the Company’s listing, and the caps of profit margin have remained unchanged since then. The Company is of the view that these caps are appropriate based on the past business performance and therefore are still in the interests of the Company and its Shareholders as a whole in the present circumstances.

(d)	with regards to certain special products and services, the following pricing principles are adopted:

(i)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set;

(ii)	for security system services, the price shall not be more than the Company’s actual expense incurred on security system in 1998;

(iii)	for educational, medical and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC’s actual expenses incurred on educational, medical and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company’s share of expenses incurred on educational, medical and cultural promotional services calculated in accordance with the aforementioned formula in 1998, and shall decrease progressively; and

(iv)	retirement management and re-employment service centre, reasonably proportioned between CNPC and the Company with reference to the cost for such services and the share of benefits between CNPC and the Company, and shall decrease progressively.

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or form) or other regulatory departments; or

The “government-prescribed price” for different products and services is determined with reference to the following:

Type of product/service with “government-prescribed prices”	Basis for price determination
Refined oil products	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No. 624) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel, to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guided prices. The supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline shall be government-prescribed prices. The exact retail price and wholesale price is determined by market-oriented price (please refer to the definition of market-oriented price below). The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline.

Natural gas	According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No. 1246) issued by the National Development and Reform Commission on 28 June 2013, adjustment to the price of natural gas is part of the gate station process, and the gate station price is subject to government-guided prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. The exact price is determined by market-oriented price (please refer to the definition of market-oriented price below).

Type of product/service with “government-prescribed prices”	Basis for price determination
Refinery and chemical construction

For the construction phase, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities.

For the installation phase, prices shall be determined by industrial standards. The industrial standards are prescribed by the relevant industrial associations with respect of amount of material consumed during the installation phase. The parties to the transactions assess and determine the price of the installation projects based on the relevant amount of material consumed and the market-oriented price of the material (please refer to the definition of market-oriented price below).

Engineering design	In accordance with the Charge Standards on Engineering Survey and Design (Ji Jia Ge [2002] No.10), issued by the former National Planning Committee (the former National Planning Committee was reorganized as the National Development and Reform Commission in 2003) and the former Ministry of Construction (The former Ministry of Construction was reorganized as the Ministry of Housing and Urban-Rural Development in 2008) on 7 January 2002, project survey and project design fees of construction projects shall, depending on the investment amount of the construction project, be determined by either government-guided prices or market-oriented prices. If the projected total investment for the construction project is RMB5 million or above, project survey and project design fees shall be determined by the government-guided prices, and if the projected total investment for the construction project is below RMB5 million, project survey and project design fees shall be determined by the market-oriented prices.

Type of product/service with “government-prescribed prices”	Basis for price determination
Project monitoring and management	According to the Circular on Construction Project Supervision and Related Services Management Regulations (Fa Gai Jia Ge [2007] No.670) issued by the National Development and Reform Commission and the former Ministry of Construction on 30 March 2007, supervision fees for mandatory supervision during the construction phase of a construction project pursuant to relevant regulations, shall be government-guided prices, while supervision fees for supervision during the construction phase of other construction projects, and supervision fees for supervision and related services during other phases of a construction project shall be market-oriented prices.

Water supply	In accordance with the National Guidelines on Water Tariffs (Ji Jia Ge [1998] No.1810), issued by the former National Planning Committee and the former Ministry of Construction and revised by the National Development and Reform Commission and the former Ministry of Construction on 29 November 2004, the urban water supply price shall be government-prescribed prices, and the specific pricing authority shall be executed based on the price management catalogue.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress on 28 December 1995 and revised on 27 August 2009, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities, as well as in a provincial power network and an independent power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council; for the power produced by locally funded power production enterprises, if forming an independent power network within different regions of the province or generated for local use, the price shall be under the control of the People’s Government of the province, autonomous region or municipality.

Type of product/service with “government-prescribed prices”	Basis for price determination
Gas supply	According to the Regulation on the Administration of Urban Gas (State Council Order No.583 issued by the State Council on 19 October 2010), the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

Save as disclosed above, the macro government-prescribed prices is updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective province, autonomous region and municipalities are updated in accordance with the local practical situations from time to time. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(i)	with reference to the price charged, by at least two independent third parties, in areas where such type of service is provided and on normal terms in the area where the service of comparable scale is being provided at that time; or

(ii)	with reference to the price charged, by at least two independent third parties, in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service of comparable scale is being provided at that time.

Further, the New Comprehensive Agreement specifically stipulates that:

(i)	for the financial services provided by the Group:

•	the pricing of entrusted loans shall be determined based on the relevant interest rate and standard for fees as promulgated by the People’s Bank of China and with reference to market-oriented price;

•	the guarantees shall be provided with reference to the market-oriented price; and

•	the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China, China Banking Regulatory Commission, China Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

(ii)	for the financial services provided by the CNPC/Jointly-held Entities:

•	the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be no less favourable to the Group than those offered by other independent third parties;

•	the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market-oriented price; and

•	the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China, China Banking Regulatory Commission, China Insurance Regulatory Commission, and the fee charging standards published by the aforementioned relevant regulatory authorities and with reference to the market-oriented price.

For the financial leasing service provided by CNPC, payments due from the Company shall include rental payable, pre-leasing interest and leasing service fees, etc. Rental payable and pre-leasing interest shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the benchmark annual lending rate as promulgated by the People’s Bank of China from time to time. In respect of leasing service fee, reference will be made to rates chargeable by other major financial institutions for financial leasing in connection with assets of a similar or the same type. The standard of rental payable, pre-leasing interest (if any) and leasing service fee (if any) will be determined on terms no less favourable to the Group than those offered by other independent third parties.

Pricing principles for Non-Exempted Continuing Connected Transactions

(a)	Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing and market-oriented pricing;

(b)	Construction and technical services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price;

(c)	Production services provided by CNPC/Jointly-held Entities to the Group: pricing principles include government-prescribed pricing, market-oriented pricing, agreed contractual prices and cost; and

(d)	Deposit service provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing.

1.2.4 Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan of provision of products and services to each other in accordance to the New Comprehensive Agreement.

1.2.5 Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by CNPC.

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required in accordance with the New Comprehensive Agreement and the annual plan then in force.

1.2.6 Term and termination

The New Comprehensive Agreement is valid for 3 years commencing 1 January 2018. During the term of the New Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services contracted to be provided on or before the notice of termination, the notice of termination will not affect the completion of the provision of such products and services.

In the event that the Company is unable to find an alternative product or service provider (which shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

1.2.7 Comparison between the New Comprehensive Agreement and the Comprehensive Agreement

Main revised terms of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows:

(1)	the material supply service is added into services provided by the Group to CNPC; and

(2)	further specify the basis of price determination of the financial services provided by the Group to Jointly-held Entities.

1.2.8	Internal control measures to ensure that the connected transactions are conducted in accordance with the New Comprehensive Agreement

The Company has established a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure that connected transactions are conducted in accordance with the New Comprehensive Agreement. The Company’s external auditors shall conduct an interim review and a year end audit on the Company’s internal control measures. Meanwhile, the Company’s reform and enterprise management department, the Audit Committee of the Board of the Company and the Supervisory Committee shall each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they shall convene meetings twice a year to discuss and assess the implementation of connected transactions.

1.2.9	Advice from the Independent Financial Advisor and the Independent Board Committee

The Independent Board Committee will give their view on the terms and proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Advisor on the same, and their view will be given in the circular to be despatched to the Shareholders.

1.3	Rentals to be paid by the Group to CNPC in respect of land

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sale of crude oil, natural gas and chemicals, the relevant land leases are of material significance of the Group’s operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practices in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC.

Having regard to the operational need of the Company and changes in the land markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situated at 16 different provinces/municipalities with an area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental payable in accordance to the reconfirmed area of leased land parcels and the prevailing situation of the land market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract as amended by the supplemental agreement would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement took effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may, taking into consideration the production situation and the market situation of the Company, negotiate to revise the leased area and rental payable every three (3) years.

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 28 August 2014, which adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,777.21 million square metres with annual rental payable adjusted to approximately RMB4,831 million in accordance with the area of leased land parcels and the prevailing situation of the land market. The Land Use Rights Leasing Contract and its supplement agreement shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter became effective from 1 January 2015.

Having regard to the actual operational demand for land and changes in the land market in recent years, the Company and CNPC each issued a confirmation letter to the Land Use Rights Leasing Contract on 24 August 2017, which further adjusted the rental payable and the area for the leased land parcels. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1,772.65 million square metres with annual rental payable adjusted to approximately RMB5,783 million in accordance with the area of leased land parcels and the current situation of the land market. The Land Use Rights Leasing Contract and its supplement agreement shall remain unchanged, apart from the rental payable and the leased area. The confirmation letter shall become effective from 1 January 2018.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level. The date of valuation is 30 June 2017.

As the independent financial advisor opined in their letter when they were engaged for advising on the renewal of continuing connected transaction in August 2011, a lease term of 50 years is essential to the long term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive directors) of the Company still consider that a lease term of 50 years is in line with normal business practices.

1.4	Rentals to be paid by the Group to CNPC in respect of buildings

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 for a term of 20 years, and the Supplemental Buildings Leasing Agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters located throughout the PRC, for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemical products, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and the sizes of the buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years.

On 25 August 2011, the Company entered into an Amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres and adjust the annual rental payable for the buildings leased to approximately RMB770.25 million. The expiry date of the Amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price.

The Company and CNPC each issued a confirmation letter to the Building Leasing Contract on 28 August 2014, which adjusted the rental payable and the gross floor area for the buildings leased. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,179,585.57 square metres with annual rental payable adjusted approximately RMB707.71 million in accordance with the gross floor area leased and the current situation of the market. The Building Leasing Contract shall remain unchanged apart from the rental payable and the gross floor area leased. The confirmation letter became effective from 1 January 2015.

On 24 August 2017, the Company entered into a New Buildings Leasing Contract with CNPC, pursuant to which (1) the Company and CNPC have agreed that the Amended Buildings Leasing Contract will be terminated on the effective date of the New Buildings Leasing Contract; (2) the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,152,968 square meters and the annual rental shall be paid by the Company based on the actual situations and business development demand, but the annual rental payable shall not exceed the amount of RMB730.00 million. The Company and CNPC may adjust the area of building leased and the rental payable every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The New Buildings Leasing Contract shall be effective from 1 January 2018 for a term of 20 years.

Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the New Buildings Leasing Contract and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal business practices. The date of valuation is 30 June 2017.

The Board considered that a term of 20 years for the New Buildings Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which engages in the exploration, extraction, production and sales of crude oil, natural gas and chemical products, and the relevant building lease is of paramount importance to the business of the Group. Furthermore, a lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive directors) of the Company consider that a lease term of 20 years is in line with normal business practices.

1.5	Historical amounts, historical annual caps, proposed annual caps and rationale

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions with CNPC which will serve as the annual caps of the relevant transactions above for the period from 1 January 2018 to 31 December 2020:

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(1) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a) Products and services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB78,320 million, RMB91,489 million and RMB52,293 million, respectively	For the three years ending 31 December 2017, RMB179,863 million, RMB185,905 million and RMB195,310 million, respectively	For the three years ending 31 December 2020, RMB153,716 million, RMB153,861 million and RMB155,390 million, respectively	The proposed annual caps for the products and services to be provided by the Group to CNPC/ Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC/Jointly-held Entities; the estimated business development of the Group; the estimated business development of CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group and CNPC, and is determined based on principles of fairness and reasonableness.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is far greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as there is competition from independent third parties on market, products and services actually provided by the Group to CNPC may be less than anticipated.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(b) Financial services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, nil, nil and nil, respectively	For the three years ending 31 December 2017, RMB32,579 million, RMB31,971 million and RMB31,362 million, respectively	For the three years ending 31 December 2020, RMB22,291 million, RMB22,398 million and RMB22,506 million, respectively

The proposed annual caps for the financial services, including entrustment loans, guarantees and other financial services, to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly-held Entities; and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

CNPC Finance provides entrustment loans service and offers more convenience, efficiency and security than other commercial banks in the market in the loan approval processes and settlement efficiency.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because the Group plans to grasp acquisition opportunities that may emerge on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs can be immense. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual cap. Main details are as follows: (1) Jointly-held Entities may obtain the capital from other sources and the Group may not actually be required to provide financial services to these Jointly-held Entities; (2) acquisition targets that emerge on the market may not be able to meet the acquisition expectations of the Jointly-held Entities.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(2) Products and services to be provided by CNPC/Jointly-held Entities to the Group

(a) Construction and technical services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB121,320 million, RMB103,637 million and RMB37,218 million, respectively	For the three years ending 31 December 2017, RMB301,209 million, RMB302,950 million and RMB276,386 million, respectively	For the three years ending 31 December 2020, RMB208,103 million, RMB203,908 million and RMB198,537 million, respectively

The proposed annual caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by CNPC/Jointly-held Entities to the Group and the estimated business development of the Group.

The Group has obtained construction and technical services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the annual caps. Main details are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When forecasting the caps, the Group shall consider the possibility that CNPC will participate in all the projects. However, CNPC might not be able to participate in all the projects in practice due to specific conditions of different projects.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(b) Production services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB135,159 million, RMB139,107 million and RMB73,891 million, respectively	For the three years ending 31 December 2017, RMB284,362 million, RMB296,073 million and RMB309,909 million, respectively	For the three years ending 31 December 2020, RMB228,730 million, RMB220,525 million and RMB212,833 million, respectively

The proposed annual caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group, the estimated business development of the Group, and the potential fluctuations in the international and the PRC market prices of crude oil, petroleum and petrochemical products.

Production services mainly consist of water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products by CNPC to the Group. The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and uncertainty is much greater than other businesses; (2) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Company to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(c) Material supply services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB24,894 million, RMB22,269 million and RMB2,840 million, respectively	For the three years ending 31 December 2017, RMB42,346 million, RMB39,995 million and RMB40,977 million, respectively	For the three years ending 31 December 2020, RMB35,566 million, RMB35,344 million and RMB35,819 million, respectively

The annual caps for the supply of materials services paid by the Group to CNPC have been determined by reference to the estimated business development of the Company.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and the collective bargaining power of CNPC, the centralized materials purchased by CNPC stabilises the purchase prices of the Company’s raw materials.

The Group is involved in a number of pipeline and refinery construction projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed adjustment in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations.

(d) Social and Ancillary services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB7,627 million, RMB7,513 million and RMB3,232 million, respectively	For the three years ending 31 December 2017, RMB10,144 million, RMB10,626 million and RMB11,137 million, respectively	For the three years ending 31 December 2020, RMB9,093 million, RMB9,432 million and RMB9,731 million, respectively	A majority of the Group’s local subsidiaries are situated in isolated industry or mining zones, where no social and ancillary services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient for CNPC to provide such services.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps

The proposed annual caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by CNPC to the Group, estimated development of the Group’s business and possible future reforms to the social and ancillary services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

The difference between the 2015 and 2015 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(e) Financial services

(i) Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB62,209 million, RMB58,587 million and RMB62,948 million, respectively	For the three years ending 31 December 2017, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively	For the three years ending 31 December 2020, RMB63,000 million, RMB63,000 million and RMB63,000 million, respectively

The proposed annual caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business development of the Group, the Group’s historical cash flow and levels of deposits and the competitive interest rates offered by CNPC Finance, and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group and CNPC, CNPC Finance and other financial institutions provide a full range of financial services to the Group and CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance are determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable), and they are no less favourable than those offered by independent third parties.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 was minimal. The proposed annual cap is similar to historical amounts incurred.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB970 million, RMB751 million and RMB846 million, respectively	For the three years ending 31 December 2017, RMB1,314 million, RMB1,972 million and RMB2,320 million, respectively	For the three years ending 31 December 2020, RMB2,417 million, RMB2,753 million and RMB3,110 million, respectively

To optimise cash flow management and capital efficiency of the Group, CNPC Finance and other financial institutions provide a full range of financial services to the Group.

Through captive insurance, property insurance and life insurance services provided by Generali China Insurance Co., Ltd. in which CNPC holds 51% issued share capital, CNPC Captive Insurance Co., Ltd. in which CNPC holds 51% issued share capital and Generali China Life Insurance Co., Ltd in which CNPC holds 50% issued share capital, the Group obtains broader and more in-depth access to different types of insurance, including property, personal injury and liability, etc. This enhances the Group’s ability to manage risks.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps

Fees and interest rates with respect to financial services provided by CNPC Finance is determined in accordance with the benchmark lending rates and fees promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance offers interest rates, fee scale or other terms to the Group that are no less favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) can offer more simplicity and expediency in terms of approval process and settlement efficiency compared to other commercial banks in the market.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. According, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(iii) Financial leasing services	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB238 million, RMB819 million and RMB385 million, respectively	For the three years ending 31 December 2017, RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively	For the three years ending 31 December 2020, RMB17,804 million, RMB19,894 million and RMB21,605 million, respectively

In order to maintain its scale of investment in development of oil and gas area with scale, major refining infrastructure, oil and gas storage and transportation facilities and of major pipelines and sales networks for refined products, the Company needs service support from financial companies which are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would also be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows.

Kunlun Leasing is capable of providing the Company with more quality services at prices, terms and conditions which are no less favourable than those offered by any other third-party financial institutions.

The historical amount and historical caps were calculated or determined based on the rentals and other fees paid in respect of the financial leasing services.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps

The Company changed the basis of determination of the proposed annual caps to the maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/ leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services. The maximum outstanding daily balance due by the Group to Kunlun Leasing in respect of the financial leasing services for the two years ended 31 December 2016 and the six months ended 30 June 2017 were, approximately RMB6,652 million, RMB5,810 million and RMB4,998 million, respectively.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical maximum outstanding daily balances for 2015 and 2016 are mainly because financial leasing is only one of financing means used by the Company. In practice, the Company will make general adjustments to means of financing taking into consideration the prevailing circumstances and the needs of the Company, and may use other means of financing. As a result, the actual amount incurred for financial leasing is lower than the relevant annual cap. However, as the Company may still need to use financial leasing as a means of financing. Therefore, the proposed annual cap was determined taking into consideration the estimated capital needs of the Company, circumstances of the relevant assets and the cost of financing in the market, etc.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(f) Rentals to be paid by the Group to CNPC in respect of land	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB3,381 million, RMB4,466 million and RMB1,978 million, respectively (exclusive of tax and government charges).	For the three years ending 31 December 2017, RMB4,831 million, RMB4,831 million and RMB4,831 million, respectively (exclusive of tax and government charges)	For the three years ending 31 December 2020, RMB5,783 million, RMB5,783 million and RMB5,783 million, respectively (exclusive of tax and government charges)

The Board considers that the proposed annual caps on the rental of land parcels pursuant to the Land Use Right Leasing Contract and the supplemental agreement ensures that the Company achieves its business development plans. Each of the proposed annual caps comprises the annual leasing fee (exclusive of tax and government charges) in accordance with the Land Use Rights Leasing Contract, the supplemental agreement and confirmation letters. Savills Valuation and Professional Services Limited, an independent valuer, has conducted independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because during the contractual period, members of the Group may choose to terminate the lease in respect of certain lands based on the prevailing market conditions.

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2018 to 2020	Basis of determination of the proposed annual caps
(g) Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB449 million, RMB487 million and RMB195 million, respectively	For the three years ending 31 December 2017, RMB708 million, RMB708 million and RMB708 million, respectively	For the three years ending 31 December 2020, RMB730 million, RMB730 million and RMB730 million, respectively

The Board considers that pursuant to the New Buildings Leasing Contract, the proposed annual caps in respect of the building leases provided by CNPC to the Group can ensure that the Company achieves its business development plans. The proposed annual caps are determined in accordance with the New Buildings Leasing Contract, and Savills Valuation and Professional Services Limited, an independent valuer, has conducted an independent and objective appraisal on the lands leased to the Group, and is of the view that the rentals are not higher than the market level.

The difference between the 2015 and 2016 annual caps and the actual amount incurred in 2015 and 2016 and the difference between the proposed annual caps and the historical amount incurred in 2015 and 2016 are mainly because members of the CNPC who own one or more leased buildings may enter into individual building leasing contracts with members of the Group pursuant to the terms of the framework agreement. Members of the Group may choose to terminate the lease in respect of certain buildings taking into consideration the conditions offered by independent third parties on the market.

Notes:

The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These transactions are fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules. Please refer to paragraph 1.7.1 for details.

1.6	Reasons for and benefits of the Continuing Connected Transactions with CNPC

CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services, petroleum equipment manufacturing and logistical support services. The Company is a joint-stock company established during the reorganization of CNPC on 5 November 1999. CNPC injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC is the sole promoter of the Company. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the operation and production of petroleum and natural gas, such as construction and technical services, production services, material supply services, ancillary services, social services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and in relation to the livelihood of its employees. The Group and CNPC are equipped with advantages of talented employees, advanced technology and geographical vicinity, and have been in a long-term cooperation relationship with each other. Therefore, the Company believes that the Continuing Connected Transactions with CNPC will be beneficial to the continued operation and development of the Group. This is mainly reflected in:

(a)	The construction technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers;

(b)	The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality services can also reduce safety and environmental protection risks of the Group significantly;

(c)	Financial subsidiaries of CNPC focus on providing services to the Group and have strong financial capabilities. They have provided highly efficient financial services to the Group both domestically and abroad. Details of which are described below:

(i)	CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC provides deposit and other financial services to the Group through CNPC Finance and other financial institutions;

(ii)	CNPC Finance lowered the costs of the Group through various mechanisms, such as providing more efficient internal settlement, and the loan process is convenient, timely and efficient. Furthermore, CNPC Finance utilizes its status as member of the China Foreign Exchange Trading Centre to develop businesses in the settlement, sales and conversion of foreign currency, which saved the Group a considerable amount in foreign exchange costs;

(iii)	CNPC Finance is under the supervision of the China Banking Regulatory Commission as a major domestic non-bank financial institution, and has achieved the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2016, CNPC Finance has total assets of RMB419,423 million and achieved an income of RMB14,584 million and a net profit of RMB7,524 million, occupying a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions; The Company considers that due to familiarity with the business and operation of the Group, the service provided by CNPC Finance is generally no less favourable to the market level in terms of price and quality, and with high efficiency, more convenience and lower transaction costs. In particular, CNPC’s undertaking to act as the payer of last resort for CNPC Finance provides better security of funds as compared to external banks. Furthermore, the Company is in a position to benefit by virtue of owning 32% shareholding in CNPC Finance;

(iv)	Kunlun Leasing is capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience which will support the Group to maintain its scale of investment in development of oil and gas, major refining infrastructure, oil and gas storage and transportation facilities and in major pipelines and sales networks for refined products and to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would further be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows;

(d)	The Group’s main oil fields and refinement and production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, and this to a large extent is beneficial to the Group’s continued development in such regions.

Actual practices proved that the Continuing Connected Transactions with CNPC benefit the continued operation and development of the Company.

Given the nature of the cooperation between the Company and CNPC, the Company considers the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and their proposed annual caps to be one significant proposal. As such, the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions will be proposed to the Extraordinary General Meeting for consideration and approval as one single resolution. Any votes by the Shareholders on such resolution will be applicable to the New Comprehensive Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions alike.

The Continuing Connected Transactions with CNPC are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions with CNPC as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions with CNPC have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and are entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions with CNPC are fair and reasonable and are the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions with CNPC do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company’s current and future financial condition and will not affect the Company’s independence.

The Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions and their proposed annual caps after considering the advice from the Independent Financial Advisor, and their view will be given in the circular to be despatched to the Shareholders.

1.7	HKEx Listing Rules Implication

1.7.1	Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules.

1.7.2	Under the HKEx Listing Rules, the following category of Continuing Connected Transactions with CNPC is fully exempted from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.76(1) of the HKEx Listing Rules:

(2)(g) Rentals to be paid by the Group to CNPC in respect of buildings

1.7.3	Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions with CNPC are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.76(2) of the HKEx Listing Rules:

(1)(b) Financial services to be provided by the Group to CNPC/Jointly-held Entities

(2)(c) Material supply services to be provided by CNPC to the Group

(2)(d) Social and ancillary services to be provided by CNPC to the Group

(2)(e)(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(e)(iii) Maximum outstanding daily balance (including the outstanding lease principal, rentals, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services provided by Kunlun Leasing to the Group

(2)(f) Rentals to be paid by the Group to CNPC in respect of land

1.7.4	Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders’ approval requirements:

(1)(a) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(2)(a) Construction and technical services to be provided by CNPC/Jointly-held Entities to the Group

(2)(b) Production services to be provided by CNPC to the Group

(2)(e)(i) Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

1.8	Approval by Board and Independent Shareholders

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are subsidiaries of the Company and CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies, therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the independent shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

The Audit Committee of the Board gave advice to the Board about the Continuing Connected Transactions with CNPC and their proposed annual caps. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the independent shareholders of the Company to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions.

On 23 August 2017 and 24 August 2017, the fifth meeting of the Board in 2017 was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on the Continuing Connected Transactions with CNPC and their proposed annual caps. Each of Mr. Wang Yilin, Mr. Zhang Jianhua, Mr. Wang Dongjin, Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Hou Qijun, Mr. Duan Liangwei and Mr. Qin Weizhong, who are deemed as connected Directors by virtue of their positions in CNPC, abstained from voting on the relevant resolutions of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

Further, an Independent Board Committee has been formed to advise the independent shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the independent shareholders on the same.

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH BEIJING GAS IN RESPECT OF 2018 TO 2020

2.1	Background

Reference is made to the announcement of the Company dated 24 August 2016 in respect of the continuing connected transactions entered into between the Group and Beijing Gas from 1 January 2016 to 31 December 2017.

The Board hereby announces that the Company and Beijing Gas entered into the New Products and Services Agreement on 24 August 2017 to continue the Continuing Connected Transactions with Beijing Gas after 31 December 2017.

2.2	Continuing connected transactions under the New Products and Services Agreement

The Company entered into the Products and Services Agreement with Beijing Gas on 24 August 2016, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services. The Products and Services Agreement serves as a framework agreement between the Company and Beijing Gas, pursuant to which the Group and Beijing Gas Group will enter into specific agreements during the term of the Products and Services Agreement. The Products and Services Agreement became effective from 1 January 2016 for a term of two years and may be extended if agreed by both parties and approved by the Board or Shareholders of the Company (as the case may be).

As the Products and Services Agreement will expire on 31 December 2017, the Company entered into a New Products and Services Agreement with Beijing Gas on 24 August 2017, which shall be effective from 1 January 2018 for a term of three years.

During the term of the New Products and Services Agreement, the specific product and service agreements may be terminated from time to time by either of the parties thereto providing at least 6 months’ written notice of termination in relation to any categories of products or services.

2.3	Basis for price determination

The New Products and Services Agreement provides the following pricing principles for the products and services to be provided:

(a)	for the natural gas with government-guided price, the Group shall use the city gate price for non-residential users prescribed in the Notice on Reducing the Price of Natural Gas for Non-resident Use and Further Promoting the Reform of Prices Marketization issued by NDRC as benchmark and may determine the specific city gate price within the range of an upward adjustment of 20% and an unlimited downward adjustment upon negotiation; and

(b)	for the natural gas without government-guided price, the Group shall set its price by reference to the natural gas with government-guided price and the range of an upward adjustment will be further negotiated.

All the pipeline transportation services fees have been included in the natural gas city gate price and will not be charged otherwise.

2.4	Historical amounts, historical caps, proposed annual caps and rationale

The Board has considered and proposed that the following maximum amounts in respect of the Continuing Connected Transactions with Beijing Gas which will serve as the annual caps for such transactions:

Proposed
		annual caps for	Basis of determination of
Historical amounts	Historical caps	2018 to 2020	the proposed annual caps
For year ended 31 December 2016 and the six months ended 30 June 2017, approximately RMB25,552 million and RMB12,816 million, respectively.	For the two years ending 31 December 2017, RMB27,655 million and RMB29,425 million, respectively.	For the three years ending 31 December 2020, RMB33,072 million, RMB34,975 million and RMB36,776 million, respectively	The proposed annual caps have been determined with reference to (i) the relevant pricing principles, i.e., the government-guided price; (ii) the historical transaction levels for the same type of transactions; and (iii) the estimated future transaction levels based on the market needs of natural gas in the coming three years.

2.5	Reasons for and benefits of the Continuing Connected Transactions with Beijing Gas

Due to the long term relationship between the Company and Beijing Gas and the significant share of Beijing Gas in Beijing natural gas market, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to enter into the Continuing Connected Transactions with Beijing Gas as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions with Beijing Gas are on normal commercial terms and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps are fair and reasonable.

2.6	HKEx Listing Rules Implication

PetroChina Beijing Gas Pipeline is a non-wholly owned subsidiary of the Company. Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person of the Company. Therefore, the transactions under the New Products and Services Agreement constitute continuing connected transactions of the Company under the provisions of Chapter 14A of the HKEx Listing Rules.

Since the highest of the applicable percentage ratios (other than the profits ratio) under the HKEx Listing Rules for the transactions contemplated under the New Products and Services Agreement are more than 0.1% but less than 5%, the transactions contemplated under the New Products and Services Agreement are subject to the reporting, announcement and annual review requirements but are exempted from the circular (including independent financial advice) and independent shareholders’ approval requirements under the provisions of Chapter 14A of the HKEx Listing Rules.

None of the Directors has any material interest in the New Products and Services Agreement and none of them has abstained from voting on the relevant resolution of the Board.

3.	GENERAL INFORMATION

3.1	Information on the Company

The Company is a joint stock limited company incorporated on 5 November 1999 under the Company Law as a result of the restructuring of CNPC. The H Shares, ADSs, and A Shares of the Company are listed on the Hong Kong Stock Exchange, the New York Stock Exchange, and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries engage in a broad range of petroleum and natural gas activities including the exploration, development, production and sale of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative petrochemical products and other petrochemical products; the sale and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

3.2	Information on CNPC

CNPC is the controlling shareholder and a connected person of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company , in July 1998. CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

3.3	Information on CNPC Finance

CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited and is a connected person of the Company. As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrusted loan and entrusted investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement among members of the CNPC group and the Group and relevant internal settlement and clearance plans designing, taking deposits from members of the CNPC group and the Group, providing loans to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, and investment in marketable securities.

3.4	Information on Kunlun Leasing

Kunlun Leasing is held as to 90% by CNPC and is a connected person of the Company. Kunlun Leasing is a non-bank financial institution established in 2010 with the approval of the China Banking Regulatory Commission. Kunlun Leasing is principally engaged in financial leasing, accepting fixed deposits from shareholders with maturities of one year or above, interbank borrowings and loans to financial institutions, etc.

3.5	Information on Beijing Gas

Beijing Gas is a company established under the laws of the PRC with limited liability and is mainly engaged in operation of natural gas supply network in the PRC. Beijing Gas is a substantial shareholder of PetroChina Beijing Gas Pipeline (holding 40% of the issued share capital of PetroChina Beijing Gas Pipeline) and is a connected person of the Company.

4.	CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the independent shareholders in respect of the terms and conditions and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Non-Exempt Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Non-Exempt Continuing Connected Transactions and their proposed annual caps, is expected to be despatched to the Shareholders on or before 8 September 2017.

5.	INDEPENDENT SHAREHOLDERS’ APPROVAL

Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions and their proposed annual caps shall be approved by the independent shareholders at the Extraordinary General Meeting. Any Shareholder with a material interest in the transaction and its associates will not vote.

6.	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the legal address of the Company during its normal business hours:

(1)	Resolutions passed at the fifth meeting of the Board in 2017;

(2)	Opinion of the independent non-executive directors of the Company;

(3)	Opinion of the Audit Committee of the Board;

(4)	The New Comprehensive Agreement;

(5)	The New Products and Services Agreement;

(6)	Land Use Rights Leasing Contract and its confirmation letter; and

(7)	New Buildings Leasing Contract.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011

“associate(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“A Shares”	the ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“Beijing Gas”	Beijing Gas Group Company Limited , a company established under the laws of the PRC with limited liability, and a substantial shareholder of PetroChina Beijing Gas Pipeline, holding 40% interest in PetroChina Beijing Gas Pipeline

“Beijing Gas Group”	Beijing Gas and its subsidiaries, branches and units

“Board”	the board of directors of the Company

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	China Petroleum Finance Company Limited , owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 28 August 2014 entered into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time, effective as of 1 January 2015 and effective for 3 years

“connected person”	has the meanings ascribed to it under the HKEx Listing

“Continuing Connected Transactions with CNPC”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC/Jointly-held Entities, details of which are set out in the section 1 of this announcement

“Continuing Connected Transactions with Beijing Gas”	the continuing connected transactions which have been and will continue to be entered into between the Group and Beijing Gas, details of which are set out in the section 2 of this announcement

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing

“Director(s)”	directors of the Company

“Extraordinary General Meeting”	an extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 26 October 2017 to approve, among other things, the Non-Exempt Continuing Connected Transactions and their proposed annual caps

“Group”	the Company and its subsidiaries

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Independent Board Committee”	the independent committee of the Board, comprising Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry, the independent non-executive Directors of the Company, established for the purpose of reviewing and advising the independent shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant proposed annual caps

“Independent Financial Advisor”	ICBC International Capital Limited , a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the independent shareholders in respect of the terms and the relevant proposed annual caps in connection with the Non-Exempt Continuing Connected Transactions

“Jointly-held Entity(ies)”	a subsidiary of the Company in which CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

“Kunlun Leasing”	Kunlun Financial Leasing Co., Ltd. , a company incorporated in the PRC with limited liability, which is directly owned as to 90% by CNPC

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

“New Buildings Leasing Contract”	the new buildings leasing contract entered into by the Company and CNPC on 24 August 2017

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 24 August 2017 entered into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2018 for a term of three years

“New Products and Services Agreement”	the new products and services agreement entered into by the Company and Beijing Gas on 24 August 2017, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a), (2)(b) and (2)(e)(i), as set out in the section 1 of this announcement

“PetroChina Beijing Gas Pipeline”	PetroChina Beijing Gas Pipeline Co., Ltd. , a company established under the laws of the PRC with limited liability and a subsidiary of the Company, in which the Company holds 60% interest

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“Products and Services Agreement”	the agreement entered into between the Company and Beijing Gas on 24 August 2016, pursuant to which the Company has agreed to supply, and Beijing Gas has agreed to purchase natural gas and natural gas related pipeline transportation services

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“SSE Guidelines on Connected Transactions”	Guidelines of the Shanghai Stock Exchange on Affiliated Transactions of Listed Companies

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules

“substantial shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Supervisory Committee”	the supervisory committee of the Company

By order of the Board

PetroChina Company Limited

Wu Enlai

Secretary to the Board

Beijing, the PRC

24 August 2017

As at the date of this announcement, the Board comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.

47